[date] , 2022

PROFESSIONALLY MANAGED PORTFOLIOS
and the two Series of such Trust named in Appendix A
615 East Michigan Street
Milwaukee, Wisconsin 53202

NORTHERN LIGHTS FUND TRUST
and the two Series of such Trust named in Appendix B
225 Pictoria Drive, Suite 450
Cincinnati, OH 45246

Re:    Reorganization of two Series of a Delaware Statutory Trust into two corresponding Series of a Massachusetts Business Trust

Ladies and Gentlemen:
You have asked for our opinion as to certain Federal income tax consequences of the transaction described below.
Parties to the Transaction
    Each Series of Northern Lights Fund Trust, a Delaware statutory trust, named in Appendix A is herein referred to as an “Existing Fund.”

    Each Series of Professionally Managed Portfolios, a Massachusetts business trust, named in Appendix B is herein referred to as a “New Fund.”

Description of Proposed Transaction

In the proposed transactions (each, a “Reorganization”), each New Fund will acquire all of the assets of the Existing Fund with the corresponding number in Appendix A in exchange for a number of shares of each class of shares of such New Fund equal to the number of shares of each class of shares of such Existing Fund outstanding at the closing and the assumption of all of the liabilities of such Existing Fund. The Existing Fund will then liquidate and distribute all of the New Fund shares which it holds to its shareholders pro rata in proportion to their shareholdings in such Existing Fund, in complete redemption of all outstanding shares of such Existing Fund, and promptly thereafter will proceed to dissolve.
Scope of Review and Assumptions
In rendering our opinion, we have reviewed and relied upon the Form of Agreement and Plan of Reorganization among Professionally Managed Portfolios, a Massachusetts business trust, with respect to each New Fund, Northern Lights Funds Trust, a Delaware statutory trust, with respect to each Existing Fund, and Osterweis Capital Management, LLC, a California limited liability company, dated as of , 2022 (the “Reorganization Agreement”) which is enclosed as Exhibit A in proxy materials for a series of Special Meetings of Shareholders held which describes the proposed transaction, and on the information provided in such proxy materials. We have relied, without independent verification, upon the factual statements made therein, and assume that there will be no change in material facts disclosed therein between the date of this opinion and the closing of each Reorganization. We further assume that each transaction will be carried out in accordance with the Reorganization Agreement.
Representations
Written representations, copies of which are attached hereto, have been made to us by the appropriate officers of the two Existing Funds and the two New Funds, and we have without independent verification relied upon such representations in rendering our opinions.
Opinions
Based on and subject to the foregoing, and our examination of the legal authority we have deemed to be relevant, we have the following opinions:
(a)    The New Fund’s acquisition of the assets of the Existing Fund in exchange solely for New Fund shares and its assumption of the liabilities of the Existing Fund, followed by the Existing Fund’s distribution of those shares pro rata to the shareholders of the Existing Fund actually or constructively in exchange for their Existing Fund shares, will qualify as a “reorganization” (as defined in section 368(a)(1)), and each of the Existing Fund and the New Fund will be “a party to a reorganization” (within the meaning of section 368(b));
(b)    The Existing Fund will recognize no gain or loss on the transfer of its assets to the New Fund in exchange solely for New Fund shares and the New Fund’s assumption of the liabilities of the Existing Fund or on the subsequent distribution of those shares to the shareholders of the Existing Fund in exchange for their Existing Fund shares;
(c)    The New Fund will recognize no gain or loss on its receipt of the assets of the Existing Fund in exchange solely for New Fund shares and its assumption of the liabilities of the Existing Fund;
(d)    The New Fund’s basis in each such asset will be the same as the Existing Fund’s basis therein immediately before the Reorganization, and the New Fund’s holding period for each such asset will include the Existing Fund’s holding period therefor;
(e)    A shareholder of the Existing Fund will recognize no gain or loss on the exchange of all its Existing Fund shares solely for New Fund shares pursuant to the Reorganization;

(f)    An Existing Fund shareholder’s aggregate basis in the New Fund shares it receives in the Reorganization will be the same as the aggregate basis in its Existing Fund shares it actually or constructively surrenders in exchange for those New Fund shares, and its holding period for those New Fund shares will include, in each instance, its holding period for those Existing Fund shares, provided the shareholder holds them as capital assets at the Effective Time; and
(g)    For purposes of section 381, the New Fund will be treated just as the Existing Fund would have been treated if there had been no Reorganization. Accordingly, the Reorganization will not result in the termination of the Existing Fund’s taxable year, the Existing Fund’s tax attributes enumerated in section 381(c) will be taken into account by the New Fund as if there had been no Reorganization, and the part of the Existing Fund’s taxable year before the Reorganization will be included in the New Fund’s taxable year after the Reorganization subject to any applicable conditions and limitations specified in sections 381, 382, 383 and 384 and the regulations thereunder.
The foregoing opinions are based on the Code as in effect on the date hereof and administrative and judicial interpretations of it. No assurance can be given that the Code will not change or that such interpretations will not be revised or amended adversely, possibly with retroactive effect. This opinion letter is delivered to you in satisfaction of the requirements of Section 5.6 of the Reorganization Agreement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form N-14 relating to the Reorganization and to use of our name and any reference to our firm in such Registration Statement. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.
Very truly yours,

SULLIVAN & WORCESTER LLP

APPENDIX A

1. Zeo Short Duration Income Fund
2. Zeo Sustainable Credit Fund

APPENDIX B

1. Osterweis Short Duration Income Fund
2. Osterweis Sustainable Credit fund